Exhibit 99.1

Pembina Pipeline Corporation and KKR Create Joint Venture to Merge Western Canadian Processing Assets

All financial figures are approximate and in Canadian dollars unless otherwise noted.

CALGARY, AB, March 1, 2022 /CNW/ - Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL) (NYSE: PBA) today announced that it has entered into definitive agreements with KKR to combine their respective western Canadian natural gas processing assets into a single, new joint venture entity ("Newco"), which will be owned 60 percent by Pembina and 40 percent by KKR's global infrastructure funds. Pembina will serve as the operator and manager of Newco. Included in the transaction are Pembina's field-based natural gas processing assets, the Veresen Midstream business (currently owned 55 percent by funds managed by KKR and 45 percent by Pembina), and the business currently carried on by Energy Transfer Canada ("ETC") (currently owned 49 percent by funds managed by KKR). Concurrently with closing of the joint venture transaction, Newco will also acquire Energy Transfer LP's remaining 51 percent interest in ETC. Collectively, the ascribed value of these transactions totals $11.4 billion, excluding the value of assets under construction.

Highlights

  Brings together three complementary platforms to create a premier, highly competitive western Canadian gas processing entity with the ability to serve customers throughout the Montney and Duvernay trends from north central Alberta to northeast British Columbia ("NEBC").
  Approximately $700 million of cash proceeds to Pembina expected upon closing, with approximately $550 million expected to be deployed for debt repayment and approximately $150 million for additional common share repurchases.
  Efficiencies from the combination of three platforms, enabling cost reductions and an enhanced customer service offering.
  Increases Pembina's ownership in Veresen Midstream and exposure to increasing LNG-driven volume growth in NEBC in a capital efficient manner.
  Mid to high single digit accretion to Pembina's adjusted cash flow from operating activities per share1 over the next five years.
  Upon closing, Pembina intends to increase its common share dividend by $0.0075 per share per month, or 3.6 percent.
  Area of mutual interest for natural gas processing in western Canada provides strong structural alignment for joint venture partners.
  Well-capitalized entity able to pursue future opportunities in a capital efficient manner.

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[1]	Adjusted cash flow from operating activities per share is a non-GAAP ratio. See "Non-GAAP and Other Financial Measures" herein.

"Pembina has enjoyed a strong relationship with KKR as a partner in Veresen Midstream over the past four years," said Scott Burrows, Pembina's President and CEO. "We work well together and share a mutual desire to invest capital and generate attractive returns. The formation of this new joint venture is a natural extension of our relationship, unlocks value for Pembina and creates another growth platform. We are extremely pleased to be creating this exciting new company with KKR to drive real synergies and deliver a wider suite of commercial opportunities."

"We have developed a great, trusted relationship with Scott, Jaret and the industry-leading team at Pembina and we are thrilled to be deepening that partnership with today's strategic combination," said Brandon Freiman, Partner and Head of North American Infrastructure at KKR. "Importantly, we share Pembina's views on the positive and essential role that Canadian natural gas plays within the global energy transition and we are pleased to combine these assets to create a stronger platform to meet that opportunity."

Paul Workman, Director at KKR, added, "The industrial logic of combining these three complementary businesses in a fully-aligned partnership is compelling. We believe that a well-capitalized, customer-oriented private partnership between KKR and one of Canada's leading infrastructure companies is incredibly well-positioned to create value for our investors, customers and the communities in which we operate."

Strategic Rationale

Pembina has owned and operated natural gas processing infrastructure in western Canada since 2009. These operations provide Pembina with a long-term, fee-based cash flow stream, while enhancing Pembina's ability to serve its customer base by delivering natural gas liquids extraction capabilities and offering egress certainty, thereby providing additional value and a higher service offering for our customers. As the energy sector has evolved, the opportunities available from bespoke partnerships between public and private infrastructure owners have become more compelling, particularly in the natural gas processing business.

By partnering with KKR in Newco, Pembina intends to extend its strong operating foundation, focused on safety, reliability and operational excellence, to a larger asset base across western Canada. Pembina will realize greater exposure to growing NEBC natural gas volumes in a capital efficient manner through increased ownership in the Veresen Midstream assets. The transaction is structured to create strong alignment between Pembina and KKR, a leading global investment firm. The combination of three adjacently located, high-quality processing platforms will enable the joint venture to realize incremental efficiencies and economies of scale. Pembina will also receive strategic benefits through the diversification of its natural gas processing asset suite and customer base.

Newco Asset Profile

Pembina will contribute to Newco its field-based gas processing assets, which include the Cutbank Complex, the Saturn Complex, the Resthaven Facility, the Duvernay Complex and the Saskatchewan Ethane Extraction Plant, as well as its 45 percent interest in Veresen Midstream.

Pembina's Empress, Younger and Burstall assets will be excluded from the transaction and Pembina will retain its current ownership position.

KKR will contribute the 55 percent interest in Veresen Midstream and the 49 percent interest in ETC owned by its funds to the joint venture. Newco has also agreed to acquire the remaining 51 percent interest in ETC from Energy Transfer LP, aligning ownership of those assets and driving additional efficiencies. The contribution of Pembina's and KKR's assets to Newco, and Newco's acquisition of 51 percent of ETC from Energy Transfer LP, are cross-conditional upon each other and will occur concurrently. Upon closing, Pembina will own 60 percent of Newco and KKR will own 40 percent. Newco's permanent name is expected to be announced prior to closing.

Collectively, the ascribed value of these transactions totals $11.4 billion, excluding the value of assets under construction related to Newco's 50 percent, non-operated interest in the Key Access Pipeline System ("KAPS") project. As part of the transactions, Pembina and KKR intend to dispose of Newco's non-operated interest in KAPS following closing of the transaction, subject to receiving acceptable purchase terms through the sale process.

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For more information on Pembina's significant assets, including as such relate to definitions for capitalized terms used herein and not otherwise defined, refer to Pembina's Annual Information Form (the "AIF") available at www.sedar.com (filed with the U.S. Securities and Exchange Commission at www.sec.gov under Form 40-F) and at www.pembina.com.

Key Metrics

	Pembina Assets	Veresen Midstream	Energy Transfer Canada	Newco Combined (2)
Processing Capacity	~ 2 bcf/d (1)	1.7 bcf/d	1.3 bcf/d	~ 5 bcf/d
Processing Facilities	15 (6 deep cut)	5	5	25
Gathering and Transportation Pipelines	~650 km	~1,300 km	~1,400 km	~3,350 km
2022E Adjusted EBITDA (million) (3) (4)	$300	$500	$150	$950

1.	Represents Pembina's net processing capacity.
2.	All values are 100% gross to Newco.
3.	Assuming status quo treatment of leases under IFRS 16 and U.S. GAAP.
4.	Adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") is a non-GAAP financial measure. See "Non-GAAP and Other Financial Measures" herein.

In addition, Newco's business is expected to have the following characteristics:

  Physical capacity utilization of approximately 65 percent, offering a strong base cash flow stream and incremental low cost processing capacity to meet customers' evolving needs.
  Contract tenures ranging from five to nearly 25 years, with an average of 14 years.
  Approximately 94 percent of the operating expenses across the asset portfolio are flow-through.
  Approximately 80 percent of counterparty credit exposure is with investment grade or secured entities.
  Tax pools of approximately $4.6 billion.

Newco Structure and Governance

Capital Structure

Newco is intended to have an investment grade capital structure, consistent with Pembina's financial guardrails, with target leverage of 3.5 to 4.0 times debt-to-EBITDA. The entity will be independently funded and has obtained commitments for $4.75 billion of senior unsecured credit facilities. These commitments are comprised of a five-year, $3.9 billion drawn term loan facility, a three-year $250 million undrawn revolving credit facility, a $50 million operating facility, as well as a dedicated $550 million revolving credit facility to support the construction of KAPS. No scheduled amortization payments are required on the facilities. Total drawn amounts under the facilities are expected to be approximately $4.3 billion upon closing.

Governance

Pembina will serve as the manager and operator of Newco, enabling the joint venture to benefit from Pembina's operating capabilities, institutional knowledge, and management systems. Newco will be led by Chris Rousch, current President and CEO of Veresen Midstream. With alignment being a governing principle, the joint venture includes area of mutual interest ("AMI") provisions whereby Pembina and KKR have agreed to pursue field-based natural gas gathering and processing assets in western Canada within Newco. The shareholder agreement includes certain governance and liquidity provisions, including right of first offer ("ROFO"), right of first refusal ("ROFR"), and tag-along provisions.

Environmental, Social and Governance

Newco will adhere to, and build on, Pembina's and KKR's strong program of continuously improving environmental, social and governance ("ESG") performance. The partnership will integrate ESG considerations into its governance structure and long-term business strategy.

Newco assets will be included in Pembina's target of taking concrete action to achieve a 30 percent reduction in greenhouse gas emissions intensity by 2030, against a 2019 baseline. Pembina's policies and management systems related to health, safety, environment, cybersecurity, Indigenous and community relations, and other ESG matters will also be maintained at Newco. More information on these initiatives can be found on Pembina's website at www.pembina.com/sustainability.

An ESG strategy for Newco will be established following the closing of the transactions. Initial priorities that Pembina and KKR have identified for Newco include:

  Building upon Pembina's leading safety culture to continuously reduce process and occupational safety incidents, with the ultimate goal of zero incidents.
  Enhancing employee equity, diversity and inclusion across the Newco assets.
  Embracing Pembina's commitment to meaningfully partnering and engaging with Indigenous communities, with an aim of continuously increasing the number of local Indigenous suppliers each year.

Financial Impact and Dividend Increase Following Closing

Pembina expects the creation of this joint venture to generate mid to high single digit accretion to adjusted cash flow per share over the next five years. This accretion is expected to be driven by a combination of the net impact of the purchase and sale components of the transaction, synergies associated with combining the operations of the three businesses, tax synergies, and the planned repurchase of Pembina's common shares using cash proceeds obtained from the transaction.

With target leverage of 3.5 to 4.0 times debt-to-EBITDA, Newco's capital structure will align squarely with Pembina's financial guardrails. Newco will not be consolidated into Pembina's financial statements and will instead be accounted for as an equity accounted investment.

Upon closing, Pembina expects to receive approximately $700 million in after-tax cash proceeds, subject to final closing adjustments, with $150 million expected to be devoted to additional share repurchases and the remaining $550 million expected to be used to repay debt. With the $150 million allocation to common share repurchases through this transaction, Pembina's overall repurchase target in 2022 will increase from $200 million to $350 million. Following the planned sale of Newco's non-operated interest in KAPS, the KAPS construction facility is expected to be repaid in full, and the remaining net proceeds will be distributed to Pembina and KKR according to their ownership interests.

In connection with the transaction, and subject to approval and declaration by its Board of Directors, Pembina also intends to increase its common share dividend upon closing by $0.0075 per share per month, or 3.6 percent. The increase reflects the immediate cash flow accretion from creation of the joint venture and recognizes Pembina's long stranding track record of a sustainable, growing dividend.

Closing

Completion of the transactions is subject to approval under the Competition Act (Canada), concurrent closing of the acquisition of Energy Transfer LP's 51 percent interest in ETC, and other customary closing conditions. Closing is expected to occur late in the second quarter or third quarter of 2022.

Conference Call & Webcast

Pembina will host a conference call and webcast to discuss the transaction on Tuesday, March 1, 2022, at 8:00 am MT (10:00 am ET). A presentation will be available prior to the conference call at http://www.pembina.com/investor-centre/presentations-and-events/.

The conference call dial-in numbers for Canada and the U.S. are 647-794-4605 or 1-888-204-4368. A recording of the conference call will be available for replay until March 7, 2022. To access the replay, please dial either 1-888-203-1112 or 647-436-0148 and enter the passcode 6314863.

A live webcast of the call can be accessed on Pembina's website at www.pembina.com or by entering https://produceredition.webcasts.com/starthere.jsp?ei=1533498&tp_key=ef49bb49c4 in your web browser. Shortly after the call, an audio archive will be posted on www.pembina.com for 90 days.

Advisors

RBC Capital Markets is acting as financial advisor to Pembina and joint bookrunner with respect to the Newco credit facilities. Blake, Cassels & Graydon LLP is acting as legal advisor to Pembina. TD Securities is acting as financial advisor to KKR and joint bookrunner and administration agent with respect to the Newco credit facilities. Torys LLP is acting as legal advisor to KKR.

About Pembina

Pembina Pipeline Corporation is a leading energy transportation and midstream service provider that has served North America's energy industry for more than 65 years. Pembina owns an integrated network of hydrocarbon liquids and natural gas pipelines, gas gathering and processing facilities, oil and natural gas liquids infrastructure and logistics services, and a growing export terminals business. Through our integrated value chain, we seek to provide safe and reliable infrastructure solutions which connect producers and consumers of energy across the world, support a more sustainable future and benefit our customers, investors, employees and communities. For more information, please visit pembina.com.

Purpose of Pembina:

To be the leader in delivering integrated infrastructure solutions connecting global markets:

  Customers choose us first for reliable and value-added services.
  Investors receive sustainable industry-leading total returns.
  Employees say we are the 'employer of choice' and value our safe, respectful, collaborative and inclusive work culture.
  Communities welcome us and recognize the net positive impact of our social and environmental commitment.

Pembina is structured into three Divisions: Pipelines Division, Facilities Division and Marketing & New Ventures Division.

Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively.

Forward-Looking Information and Statements

This news release contains certain forward-looking statements and forward-looking information (collectively, "forward-looking statements"), including forward-looking statements within the meaning of the "safe harbor" provisions of applicable securities legislation, that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "expects", "estimates", "anticipates", "projects", "plans", "will", "would", "could", "potential", "continue", "commit" and similar expressions suggesting future events or future performance.

In particular, this news release contains forward-looking statements, including certain financial outlooks, pertaining to, without limitation, the following: the joint venture transaction between Pembina and KKR, including the terms thereof, including the assets to be contributed by Pembina and KKR, the expected closing date and the anticipated benefits thereof to Pembina, including the anticipated synergies and efficiencies and the accretion to Pembina's adjusted cash flow from operating activities per share; the cash proceeds to Pembina from the joint venture transaction and Pembina's expected use thereof to repay debt and repurchase common shares; the post-closing business and assets of Newco, including Pembina's role as manager and operator of Newco and the expected processing capacity and utilization, cash flows, operating costs and capital expenditures of Newco; Newco's capital structure, including funding commitments, and the terms thereof, its target leverage ratio and its impact on Pembina; the post-closing ownership of Newco; the acquisition by Newco of the remaining 51% interest in ETC, including the terms and expected timing thereof; the proposed disposition by Newco of the KAPS project, including the expected timing thereof and the anticipated repayment of the KAPS construction facility and distribution of the remaining cash proceeds to Pembina and KKR in connection therewith; 2022 adjusted EBITDA expectations for the Pembina assets contributed to Newco, Veresen Midstream, ETC and Newco; Pembina's future common share dividends, including Pembina's intention to increase the amount thereof following closing of the joint venture transaction; the accounting treatment of Newco with respect to Pembina's financial statements; and Newco's ESG strategy, including its priorities thereunder.

The forward-looking statements are based on certain assumptions that Pembina has made in respect thereof as at the date of this news release regarding, among other things: the ability of Pembina and KKR to satisfy the conditions to closing of the joint venture transaction in a timely manner and substantially on the terms described herein; the ability of Newco to satisfy the conditions to closing of the acquisition of the remaining 51% interest in ETC in a timely manner and substantially on the terms described herein; that favourable circumstances continue to exist in respect of the operation of the assets to be contributed to Newco; that Newco's future results of operations will be consistent with management expectations in relation thereto; oil and gas industry exploration and development activity levels and the geographic region of such activity; prevailing regulatory, tax and environmental laws and regulations; the ability of Newco to maintain an investment grade rating; future cash flows; prevailing commodity prices, interest rates, carbon prices, tax rates and exchange rates; the availability of capital to fund Newco's future capital requirements; future operating costs; that all required regulatory approvals can be obtained on the necessary terms in a timely manner; that counterparties will comply with contracts in a timely manner; that there are no unforeseen events preventing the performance of contracts; that there are no unforeseen material costs relating to the relevant facilities which are not recoverable from customers; and maintenance of operating margins.

Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties that could cause actual events or results to differ materially, including, but not limited to: the ability of the parties to receive, in a timely manner, the necessary regulatory and other third-party approvals in connection with closing of the joint venture transaction; the ability of Pembina and KKR to satisfy, in a timely manner, the other conditions to the closing of the joint venture transaction; the ability of Newco to satisfy, in a timely manner, the conditions to closing of the acquisition of the remaining 51% interest in ETC; the failure to realize the anticipated benefits and/or synergies of the joint venture transaction following closing due to integration issues or otherwise; expectations and assumptions concerning, among other things: customer demand for Newco's assets and services; commodity prices, interest rates and foreign exchange rates; planned synergies, operating and capital efficiencies and cost-savings; applicable tax laws; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; labour and material shortages; non-performance or default by counterparties to agreements entered into in respect of Newco's business; the impact of competitive entities and pricing; reliance on key relationships and agreements; reliance on third parties to successfully operate and maintain certain assets; the regulatory environment and decisions and Indigenous and landowner consultation requirements; actions by governmental or regulatory authorities, including changes in tax laws and treatment, changes in royalty rates, climate change initiatives or policies or increased environmental regulation; fluctuations in operating results; adverse general economic and market conditions in Canada, North America and worldwide, including changes, or prolonged weaknesses, as applicable, in interest rates, foreign exchange rates, commodity prices, supply/demand trends and overall industry activity levels; risks relating to the current and potential adverse impacts of the COVID-19 pandemic; lower than anticipated results of operations and cash flow accretion to Pembina from Newco; the ability to access various sources of debt and equity capital; changes in credit ratings; counterparty credit risk; technology and cyber security risks; natural catastrophes; and certain other risks and uncertainties detailed in Pembina's AIF and Management's Discussion and Analysis dated February 24, 2022 for the year ended December 31, 2021 (the "MD&A") and from time to time in Pembina's public disclosure documents available at www.sedar.com, www.sec.gov and through Pembina's website at www.pembina.com. In addition, the closing of the joint venture transaction may not be completed or may be delayed if Pembina's and KKR's respective conditions to the closing are not satisfied on the anticipated timelines or at all. Accordingly, there is a risk that the joint venture transaction will not be completed within the anticipated timeline, on the terms currently proposed and disclosed in this news release or at all.

In respect of the forward-looking statements concerning the anticipated increase in Pembina's common dividend following completion of the joint venture transaction, Pembina has made such forward-looking statements in reliance on certain assumptions that it believes are reasonable at this time, including assumptions in respect of: prevailing commodity prices, interest rates, margins and exchange rates; that future results of operations will be consistent with past performance, as applicable, and management expectations in relation thereto, including in respect of Newco's future results of operations; the continued availability of capital at attractive prices to fund future capital requirements relating to existing assets and projects, including but not limited to future capital expenditures relating to expansion, upgrades and maintenance shutdowns; future cash flows and operating costs; that counterparties to material agreements will continue to perform in a timely manner; that there are no unforeseen events preventing the performance of contracts; that there are no unforeseen material construction or other costs related to current growth projects or current operations; and that there are no unforeseen material construction or other costs related to current growth projects or current operations. Pembina will also be subject to requirements under applicable corporate laws in respect of declaring dividends at such time.

The estimates of adjusted EBITDA and adjusted cash flow from operating activities per share set forth in this news release may be considered to be financial outlook for the purposes of applicable Canadian securities laws. Financial outlook contained in this news release about prospective financial performance, financial position, or cash flows (including adjusted EBITDA and adjusted cash flow from operating activities per share) are based on assumptions about future events, including economic conditions and proposed courses of action, based on management's assessment of the relevant information currently available, and which may become available in the future. These projections constitute forward-looking statements and are based on a number of the material factors and assumptions set out above. Actual results may differ significantly from the projections presented herein. See above for a discussion of the risks that could cause actual results to vary. The financial outlook contained in this news release have been approved by management as of the date of this news release. Readers are cautioned that any such financial outlook contained herein should not be used for purposes other than those for which it is disclosed herein. Pembina and its management believe that the financial outlook contained in this news release has been prepared based on assumptions that are reasonable in the circumstances, reflecting management's best estimates and judgments, and represents, to the best of management's knowledge and opinion, expected and targeted financial results. However, because this information is highly subjective, it should not be relied on as necessarily indicative of future results.

This list of risk factors should not be construed as exhaustive. Readers are cautioned that events or circumstances could cause actual results to differ materially from those predicted, forecasted, or projected. The forward-looking statements contained in this news release speak only as of the date hereof. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements contained herein, except as required by applicable laws. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

Non-GAAP and Other Financial Measures

Throughout this news release, Pembina has disclosed certain financial measures and ratios that are not defined in accordance with GAAP and which are not disclosed in Pembina's financial statements. Non-GAAP financial measures either exclude an amount that is included in, or include an amount that is excluded from, the composition of the most directly comparable financial measure determined in accordance with GAAP. Non-GAAP ratios are financial measures that are in the form of a ratio, fraction, percentage, or similar representation that has a non-GAAP financial measure as one or more of its components. These non-GAAP financial measures and ratios are used by management to evaluate the performance and cash flows of Pembina and its businesses and to provide additional useful information respecting Pembina's financial performance and cash flows to investors and analysts.

In this news release, Pembina has disclosed the following non-GAAP financial measures and non-GAAP ratios: adjusted earnings before interest, taxes, depreciation and amortization ("adjusted EBITDA"), adjusted cash flow from operating activities, and adjusted cash flow from operating activities per common share. These non-GAAP financial measures and non-GAAP ratios disclosed in this news release do not have any standardized meaning under International Financial Reporting Standards ("IFRS") and may not be comparable to similar financial measures disclosed by other issuers. The measures should not, therefore, be considered in isolation or as a substitute for, or superior to, measures of Pembina's financial performance, or cash flows specified, defined, or determined in accordance with IFRS, including revenue, earnings and cash flow from operating activities.

Except as otherwise described herein, these non-GAAP financial measures and non-GAAP ratios are calculated on a consistent basis from period to period. Specific reconciling items may only be relevant in certain periods.

Below is a description of each non-GAAP financial measure and non-GAAP ratio disclosed in this news release, together with, as applicable, disclosure of the most directly comparable financial measure that is determined in accordance with GAAP to which each non-GAAP financial measure relates and a quantitative reconciliation of each non-GAAP financial measure to such directly comparable GAAP financial measure. Additional information relating to such non-GAAP financial measures, including disclosure of the composition of each non-GAAP financial measure, an explanation of how each non-GAAP financial measure provides useful information to investors and the additional purposes, if any, for which management uses each non-GAAP financial measure; an explanation of the reason for any change in the label or composition of each non-GAAP financial measure from what was previously disclosed; and a description of any significant difference between forward-looking non-GAAP financial measures and the equivalent historical non-GAAP financial measures, is contained in the "Non-GAAP & Other Financial Measures" section of the MD&A, which information is incorporated by reference in this news release. The MD&A is available on SEDAR at www.sedar.com, EDGAR at www.sec.gov and Pembina's website at www.pembina.com.

Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization

Pembina has included in this news release 2022 adjusted EBITDA projections, a forward-looking non-GAAP financial measure, for (i) the Pembina assets to be contributed by Pembina to Newco, (ii) Veresen Midstream, (iii) ETC and (iv) Newco, as it believes such information is useful to investors and analysts in evaluating the joint venture transaction with KKR and its expected impact on Pembina. Pembina has not included disclosure of the historical non-GAAP financial measure for such forward-looking non-GAAP financial measures, including quantitative reconciliations of such historical non-GAAP financial measures to their most directly comparable GAAP financial measures, as such information is not available. Pembina has, however, included additional information in this news release with respect to Pembina's adjusted EBITDA, which Pembina believes provides useful information to investors and analysts in connection with such forward-looking non-GAAP financial measures.

Adjusted EBITDA is a non-GAAP financial measure and is calculated as earnings before net finance costs, income taxes, depreciation and amortization (included in operations and general and administrative expense) and unrealized gains or losses on commodity-related derivative financial instruments. The exclusion of unrealized gains or losses on commodity-related derivative financial instruments eliminates the non-cash impact of such gains or losses.

Adjusted EBITDA also includes adjustments to earnings for losses (gains) on disposal of assets, transaction costs incurred in respect of acquisitions, dispositions and restructuring, impairment charges or reversals in respect of goodwill, intangible assets, investments in equity accounted investees and property, plant and equipment, certain non-cash provisions and other amounts not reflective of ongoing operations. In addition, Pembina's proportionate share of results from investments in equity accounted investees with a preferred interest is presented in adjusted EBITDA as a 50 percent common interest. These additional adjustments are made to exclude various non-cash and other items that are not reflective of ongoing operations.

Management believes that adjusted EBITDA provides useful information to investors as it is an important indicator of an issuer's ability to generate liquidity through cash flow from operating activities and equity accounted investees. Management also believes that adjusted EBITDA provides an indicator of operating income generated from capital invested, which includes operational finance income from lessor lease arrangements. Adjusted EBITDA is also used by investors and analysts for assessing financial performance and for the purpose of valuing an issuer, including calculating financial and leverage ratios. Management utilizes adjusted EBITDA to set objectives and as a key performance indicator of the Company's success. Pembina presents adjusted EBITDA as management believes it is a measure frequently used by analysts, investors and other stakeholders in evaluating the Company's financial performance.

12 Months Ended December 31, 2021
($ millions, except as noted)	Pipelines	Facilities	Marketing & New Ventures	Corporate & Inter-Segment Eliminations	Total
Earnings (loss) before income tax	917	715	391	(358)	1,665
Adjustments to share of profit from equity accounted investees and other	286	135	23	--	444
Net finance costs	29	35	(8)	394	450
Depreciation and amortization	413	214	50	46	723
Unrealized (gain) loss on commodity-related derivative financial instruments	--	(38)	(35)	--	(73)
Canadian Emergency Wage Subsidy	--	--	--	3	3
Transformation and restructuring costs	--	--	--	47	47
Transaction costs incurred in respect of acquisitions	--	--	--	31	31
Arrangement Termination Payment	--	--	--	(350)	(350)
Impairment charges and non-cash provisions	457	36	(1)	1	493
Adjusted EBITDA	2,102	1,097	420	(186)	3,433

Adjusted EBITDA from Equity Accounted Investees

In accordance with IFRS, Pembina's jointly controlled investments are accounted for using equity accounting. Under equity accounting, the assets and liabilities of the investment are presented net in a single line item in the Consolidated Statement of Financial Position, "Investments in Equity Accounted Investees". Net earnings from investments in equity accounted investees are recognized in a single line item in the Consolidated Statement of Earnings and Comprehensive Income "Share of Profit from Equity Accounted Investees". The adjustments made to earnings, in adjusted EBITDA above, are also made to share of profit from investments in equity accounted investees. Cash contributions and distributions from investments in equity accounted investees represent Pembina's share paid and received in the period to and from the investments in equity accounted investees.

To assist in understanding and evaluating the performance of these investments, Pembina is supplementing the IFRS disclosure with non-GAAP proportionate consolidation of Pembina's interest in the investments in equity accounted investees. Pembina's proportionate interest in equity accounted investees has been included in adjusted EBITDA.

12 Months Ended December 31, 2021
($ millions, except as noted)	Pipelines	Facilities	Marketing & New Ventures	Total
Share of profit (loss) from equity accounted investees – operations	124	80	77	281
Adjustments to share of profit (loss) from equity accounted investees:
Net finance costs	72	31	1	104
Depreciation and amortization	156	104	22	282
Unrealized loss on commodity-related derivative financial instruments	--	--	--	--
Share of earnings (loss) in excess of equity interest(1)	58	--	--	58
Total adjustments to share of profit from equity accounted investees	286	135	23	444
Impairment charges and non-cash provisions	--	--	--	--
Adjusted EBITDA from equity accounted investees	410	215	100	725

(1)	Pembina's proportionate share of results from investments in equity accounted investees with a preferred interest is presented in adjusted EBITDA as 50 percent common interest

Adjusted Cash Flow from Operating Activities and Adjusted Cash Flow from Operating Activities per Common Share

Adjusted cash flow from operating activities is a non-GAAP measure which is defined as cash flow from operating activities adjusting for the change in non-cash operating working capital, adjusting for current tax and share-based compensation payment, and deducting preferred share dividends paid. Adjusted cash flow from operating activities deducts preferred share dividends paid because they are not attributable to common shareholders. The calculation has been modified to include current tax and share-based compensation payment as it allows management to better assess the obligations discussed below.

Management believes that adjusted cash flow from operating activities provides comparable information to investors for assessing financial performance during each reporting period. Management utilizes adjusted cash flow from operating activities to set objectives and as a key performance indicator of the Company's ability to meet interest obligations, dividend payments and other commitments.

Adjusted cash flow from operating activities per common share is a non-GAAP ratio which is calculated by dividing adjusted cash flow from operating activities by the weighted average number of common shares outstanding.

($ millions, except as noted)	Year Ended December 31, 2021
Cash flow from operating activities	2,650
Change in non-cash operating working capital	100
Current tax expense	(286)
Taxes paid, net of foreign exchange	355
Accrued share-based payment expense	(76)
Share-based compensation payment	32
Preferred share dividends paid	(135)
Adjusted cash flow from operating activities	2,640	(A)
Weighted Average Shares (Basic) (million)	550	(B)
Adjusted cash flow from operating activities per common share – basic dollars ($)	4.80	= (A)/(B)

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SOURCE Pembina Pipeline Corporation

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For further information: Investor Relations: (403) 231-3156, 1-855-880-7404, e-mail: investor-relations@pembina.com, www.pembina.com

CO: Pembina Pipeline Corporation

CNW 07:50e 01-MAR-22